Exhibit 99.1

Stockholm	April 26, 2021

Notice of annual general meeting of Calliditas Therapeutics AB (publ)

The shareholders of Calliditas Therapeutics AB (publ), Reg. No. 556659-9766, with registered office in Stockholm, are summoned to the annual general meeting on Thursday 27 May 2021.

In order to mitigate the spread of Covid-19, the Board of Directors has decided that the annual general meeting will be conducted by advance voting only, without physical presence of shareholders, proxies and third parties.

Calliditas Therapeutics welcomes all shareholders to exercise their voting rights at this annual general meeting through advance voting on the basis of temporary statutory rules, according to the procedure set out below. Information on the resolutions passed at the annual general meeting will be published on 27 May 2021, as soon as the result of the voting has been finally confirmed.

In the advance voting form, the shareholders may request that a resolution on one or several of the matters on the proposed agenda below should be deferred to a so-called continued general meeting, which cannot be conducted solely by way of advance voting. Such continued general meeting shall take place if the annual general meeting so resolves or if shareholders with at least one tenth of all shares in the company so request. The shareholders are reminded of their right to request information according to Chapter 7, Section 32 of the Swedish Companies Act. A request for such information shall be made in writing to Calliditas Therapeutics AB (publ), att. Fredrik Johansson, Kungsbron 1 C8, SE-111 22 Stockholm, Sweden, or by e-mail to fredrik.johansson@calliditas.com no later than 17 May 2021.

Participation, etc.

Shareholders who wish to participate, through advance voting, in the meeting must:

(a) be recorded in the share register maintained by Euroclear Sweden AB on Wednesday 19 May 2021, and

(b) notify Calliditas Therapeutics of their intention to participate in the annual general meeting by casting their advance votes in accordance with the instructions under the heading “Advance voting” below, so that the advance voting form is received by Euroclear Sweden AB no later than on Wednesday 26 May 2021.

Shareholders whose shares are registered in the name of a nominee through a bank or a securities institution must temporarily re-register their shares in their own names to be entitled to participate in the meeting. Such registration, which may be temporary, must be duly effected in the share register maintained by Euroclear Sweden AB on Friday 21 May 2021, and the shareholders must therefore advise their nominees well in advance of this date.

Advance voting

The shareholders may only exercise their voting rights at the annual general meeting by voting in advance, so-called postal voting in accordance with Section 22 of the Act (2020:198) on temporary exceptions to facilitate the execution of general meetings in companies and other associations. A special form shall be used for advance voting. The form is available on Calliditas Therapeutics’ website, www.calliditas.se. The advance voting form is considered as the notification of participation.

The completed voting form must be received by Euroclear Sweden AB no later than Wednesday 26 May 2021. The form may be submitted via e-mail to GeneralMeetingService@euroclear.com or by post to Calliditas Therapeutics AB (publ), Annual General Meeting 2021, c/o Euroclear Sweden, Box 191, SE-101 23 Stockholm. Shareholders who are natural persons may also cast their advance votes electronically through BankID verification via Euroclear Sweden AB’s website. If the shareholder votes in advance by proxy, a power of attorney shall be enclosed to the form. If the shareholder is a legal entity, a certificate of incorporation or a corresponding document shall be enclosed to the form. The shareholder may not provide special instructions or conditions in the voting form. If so, the vote (i.e. the advance vote in its entirety) is invalid. Further instructions and conditions are included in the form for advance voting.

For questions regarding the annual general meeting or to have the advance voting form sent by post, please contact Euroclear Sweden AB, by telephone +46 8 402 91 33 (Monday-Friday 09:00-16:00 CEST).

Number of shares and votes

As per the date of this notice there are a total of 49,941,584 shares outstanding in the company that entitle to one vote per share at the general meeting. As per the date of this notice the company holds no treasury shares.

Proposed agenda

1.	Election of a chairman of the meeting

2.	Election of one or two persons to attest the minutes

3.	Preparation and approval of the voting register

4.	Approval of the agenda

5.	Determination of whether the meeting was duly convened

6.	Presentation of the annual report and auditor’s report and the consolidated financial statements and auditor’s report for the Group

7.	Resolutions regarding

(a)	Adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet,

(b)	Allocation of the company’s profit or loss according to the adopted balance sheet,

(c)	Discharge from liability for board members and the managing director

8.	Determination of the number of members of the Board and the number of auditors

9.	Determination of fees for the Board of Directors and the auditors

10.	Election of the Board of Directors

11.	Election of chairman of the Board of Directors

12.	Election of accounting firm or auditors

13.	Resolution on principles for appointing the nomination committee

14.	Presentation of the Board of Directors’ remuneration report for approval

15.	Resolution on the introduction of a long-term performance-based incentive program for members of the Board of Directors

(a)	Proposal for resolution on adoption of a long-term performance-based incentive program for members of the Board of Directors

(b)	Proposal regarding issue of warrants

(c)	Equity swap agreement with a third party

16.	Resolution on the introduction of a long-term incentive program for the company’s management and key personnel

(a)	Proposal for resolution on adoption of a long-term incentive program for the company’s management and key personnel

(b)	Proposal regarding issue of warrants

(c)	Equity swap agreement with a third party

17.	Resolution to authorize the Board of Directors to issue new shares

18.	Resolution to amend the articles of association

Item 1, 8-12 – The nomination committee’s proposal to the annual general meeting 2021

The nomination committee of Calliditas Therapeutics, which consists of Elmar Schnee (chairman of the Board of Directors), Patrik Sobocki (Stiftelsen Industrifonden), Spike Loy (BVF) and Karl Tobieson (Linc AB), proposes the following:

-	that Dain Hård Nevonen, member of the Swedish Bar Association, shall be appointed chairman at the annual general meeting;

-	that the number of members of the Board of Directors shall be five without deputies;

-	that the number of auditors shall be one without deputies;

-	that the directors’ fees shall be paid with SEK 850,000 to the chairman of the Board of Directors and SEK 300,000 to each one of the other members who are not employed in the Group, SEK 150,000 to the chairman of the audit committee and SEK 75,000 to the other members of the audit committee who are not employed in the Group as well as SEK 50,000 to the chairman of the remuneration committee and SEK 25,000 to the other members of the remuneration committee who are not employed in the Group. In addition to the above-proposed remuneration for ordinary board work, it is proposed that board members residing in the United States shall receive an additional amount of SEK 140,000 and that board members residing in Europe, but outside the Nordics, shall receive an additional amount of SEK 50,000;

-	that the fee to the auditor shall be paid in accordance with approved statement of costs;

-	that the board members Elmar Schnee, Hilde Furberg, Lennart Hansson, Diane Parks and Molly Henderson are re-elected as board members, for the period up until the end of the next annual general meeting;

-	that Elmar Schnee is re-elected chairman of the Board of Directors;

-	that Ernst & Young AB is re-elected, in accordance with the audit committee’s recommendation. Should Ernst & Young AB be re-elected, the nomination committee notes that Ernst & Young AB has communicated that Anna Svanberg will be elected as the auditor in charge; and

-	that the principles for appointing the nomination committee are left unchanged from the previous year.

A presentation of the individuals proposed for re-election is available at www.calliditas.se/en/.

Item 2 - Election of one or two persons to attest the minutes

The Board proposes that Patrik Sobocki (Stiftelsen Industrifonden) and Karl Tobieson (Linc AB), or if one or both of them have an impediment to attend, the person or persons instead appointed by the Board, are elected to approve the minutes of the annual general meeting together with the chairman. The task of approving the minutes of the annual general meeting also includes verifying the voting register and that the advance votes received are correctly stated in the minutes of the annual general meeting.

Item 3 - Preparation and approval of the voting register

The voting register proposed for approval is the voting register drawn up by Euroclear Sweden AB on behalf of Calliditas Therapeutics, based on the annual general meeting’s share register and advance votes received, as verified and recommended by the persons attesting the minutes.

Item 7b – Allocation of the company’s profit or loss according to the adopted balance sheet

The Board of Directors proposes that no dividends shall be paid for the financial year 2020.

Item 13 – Resolution on principles for appointing the nomination committee

The nomination committee proposes that the annual general meeting resolves that the principles for appointing the nomination committee shall be left unchanged from the previous year, in accordance with the below.

The nomination committee shall be composed of the chairman of the Board of Directors together with one representative of each of the three largest shareholders, based on ownership in the company as of the expiry of the third quarter of the financial year. Should any of the three largest shareholders renounce its right to appoint one representative to the nomination committee, such right shall transfer to the shareholder who then in turn, after these three, is the largest shareholder in the company. The Board of Directors shall convene the nomination committee. The member representing the largest shareholder shall be appointed chairman of the nomination committee, unless the nomination committee unanimously appoints someone else.

Should a shareholder having appointed a representative to the nomination committee no longer be among the three largest shareholders at a point in time falling three months before the annual general meeting at the latest, the representative appointed by such shareholder shall resign and the shareholder who is then among the three largest shareholders shall have the right to appoint one representative to the nomination committee. Unless there are specific reasons otherwise, the already established composition of the nomination committee shall, however, remain unchanged in case such change in the ownership is only marginal or occurs during the three-month period prior to the annual general meeting. Where a shareholder has become one of the three largest shareholders due to a material change in the ownership at a point in time falling later than three months before the annual general meeting, such shareholder shall however in any event have the right to take part of the work of the nomination committee and participate in its meetings. Should a member resign from the nomination committee before his or her work is completed, the shareholder who has appointed such member shall appoint a new member, unless that shareholder is no longer one of the three largest shareholders, in which case the largest shareholder in turn shall appoint the substitute member. A shareholder who has appointed a representative to the nomination committee shall have the right to discharge such representative and appoint a new representative.

Changes to the composition of the nomination committee shall be announced immediately. The term of office for the nomination committee ends when the next nomination committee has been appointed. The nomination committee shall carry out its duties as set out in the Swedish Code of Corporate Governance.

Item 15 – Resolution on the introduction of a long-term performance-based incentive program for members of the Board of Directors

The nomination committee proposes that the annual general meeting resolves to implement a long-term performance-based incentive program for members of the Board of Directors of Calliditas Therapeutics (“Board LTIP 2021”) in accordance with items 15a – 15b below. The resolutions under items 15a – 15b below are proposed to be conditional upon each other. Should the majority requirement for item 15b below not be met, the nomination committee proposes that Calliditas Therapeutics shall be able to enter into an equity swap agreement with a third party in accordance with item 15c below and resolutions under items 15a and 15c shall then be conditional upon each other.

Board LTIP 2021 is a program under which the participants will be granted, free of charge, share awards subject to performance vesting (“Share Awards”) that entitle to shares in Calliditas Therapeutics to be calculated in accordance with the principles stipulated below, however not more than 32,000 shares. As part of the implementation of Board LTIP 2021, not more than 32,000 warrants can be issued in accordance with item 15b below.

Proposal for resolution on adoption of a long-term performance-based incentive program for members of the Board of Directors (item 15a)

The rationale for the proposal

Board LTIP 2021 is intended for main owner independent members of the Board of Directors in Calliditas Therapeutics. The nomination committee believes that an equity-based incentive program is a central part of an attractive and competitive remuneration package in order to attract, retain and motivate internationally competent members of the Board of Directors, and to focus the participants on delivering exceptional performance which contributes to value creation for all shareholders. Board LTIP 2021 is adapted to the current position and needs of Calliditas Therapeutics. The nomination committee is of the opinion that Board LTIP 2021 will increase and strengthen the participants’ dedication to Calliditas Therapeutics’ operations, improve Company loyalty and be beneficial to both the shareholders and Calliditas Therapeutics.

Conditions for Share Awards

The following conditions shall apply for the Share Awards.

1.	The Share Awards shall be granted free of charge to the participants as soon as practicable after the annual general meeting.

2.	The Share Awards shall vest gradually over approximately three years, corresponding to three terms up to the date of, whichever is earliest, (i) the annual general meeting 2024 or (ii) 1 July 2024 (the “Vesting Date”), where each term equals the period from one annual general meeting up until the day falling immediately prior to the next annual general meeting or the Vesting Date, as applicable (each such period a “Term”). The Share Awards shall vest with 1/3 at the end of each Term, provided that the participant is still a Board member of Calliditas Therapeutics on the said date. In addition to the vesting conditions just stated, the Share Awards are subject to performance vesting based on the development of the Calliditas Therapeutics share price, in accordance with the vesting conditions below.

3.	The Share Awards are subject to performance vesting based on the development of the Calliditas Therapeutics share price over the period from the date the Share Awards are allocated (“Grant Date”) up to and including the day before the Vesting Date. The development of the share price will be measured based on the volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days immediately preceding the Grant Date and the 10 trading days immediately preceding the Vesting Date, respectively. In the event Calliditas Therapeutics’ share price has increased by more than 60 percent, 100 percent of the Share Awards shall vest, and should the share price have increased by 20 percent, 33 percent of such Share Awards shall vest. In the event of an increase of the share price of between 20 and 60 percent, vesting of the Share Awards will occur linearly. Should the increase of the share price be less than 20 percent, vesting will not occur at all.

4.	The earliest point in time at which shares may be obtained from vested Share Awards shall be as soon as possible after the Vesting Date and once an assessment of the performance criteria has been made.

5.	Each vested Share Award entitles the holder to receive one share in Calliditas Therapeutics without any compensation being payable provided that the holder is still a Board member of Calliditas Therapeutics at the relevant time of vesting with the exception of certain customary “good leaver”-situations (including death and permanent incapacity to complete the assignment due to illness or accident) and this shall also apply during the first year up until the day of the annual general meeting 2022.

6.	The number of Share Awards will be re-calculated in the event that changes occur in Calliditas Therapeutics’ equity capital structure, such as a bonus issue, merger, rights issue, share split or reverse share split, reduction of the share capital or similar measures.

7.	The Share Awards cannot be transferred and may not be pledged.

8.	The Share Awards can be granted by the parent company as well as any other company within the Calliditas Therapeutics group.

9.	In the event of a public take-over offer, asset sale, liquidation, merger or any other such transaction affecting Calliditas Therapeutics, the Share Awards will vest in their entirety upon completion of such transaction.

10.	The Share Awards shall otherwise be subject to the terms set forth in the separate agreements with the participants and the detailed terms for Board LTIP 2021.

Allocation

The number of Share Awards that shall be granted to each participant shall equal the below amount for the respective participant divided by the volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date.

The Share Awards under Board LTIP 2021 shall be awarded in accordance with the following:

•	Share Awards calculated based on SEK 1,300,000 to the chairman of the Board of Directors; and

•	Share Awards calculated based on SEK 500,000 to each of Diane Parks, Hilde Furberg, Lennart Hansson and Molly Henderson.

In any event, Board LTIP 2021 will comprise a total number of Share Awards which, if all Share Awards are vested in accordance with the vesting conditions above, can entitle to not more than 32,000 shares in Calliditas Therapeutics.

Preparation of the proposal

Board LTIP 2021 has been prepared by the nomination committee and has been structured based on an evaluation of prior incentive programs and market practice for comparable European (including Swedish) and American listed companies.

Dilution

Assuming a volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date of SEK 115.74 Board LTIP 2021 will comprise not more than 28,512 shares in total, which corresponds to a dilution of approximately 0.06 percent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to previously implemented incentive programs in the Company, the maximum dilution amounts to 5.3 percent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to previously implemented incentive programs in the Company as well as the incentive program to the Company’s management and key personnel proposed to the annual general meeting 2021, the maximum dilution amounts to 8.1 on a fully diluted basis. The dilution is only expected to have a marginal effect on the company’s key performance indicator “Earnings (loss) per share”.

Information about Calliditas Therapeutics’ existing incentive programs can be found in Calliditas Therapeutics’ annual report for 2020, note 10, which is available on the Company’s website, www.calliditas.se/en/.

Scope and costs of the program

Board LTIP 2021 will be accounted for in accordance with “IFRS 2 – Share-based payments”. IFRS 2 stipulates that the Share Awards shall be expensed as personnel costs over the vesting period and will be accounted for directly against equity. Personnel costs in accordance with IFRS 2 do not affect the Company’s cash flow. Social security costs will be expensed in the income statement during the vesting period.

Assuming a volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date of SEK 115.74, the annual cost for the Board LTIP 2021, according to IFRS 2, is estimated at approximately SEK 0.5 million pre-tax. The estimated IFRS 2 cost has been calculated with a Monte Carlo simulation. The annual cost for social security contributions is estimated at SEK 0.6 million, based on an annual increase in the share price of 20 percent, the aforementioned assumptions and a social security tax rate of 31.42 percent. The total annual cost for Board LTIP 2021 during the term of the program, including costs according to IFRS 2 and social security charges, is therefore estimated to approximately SEK 1.1 million.

The total cost of the Board LTIP 2021, including all costs referred to above and social security charges, is estimated to amount to approximately SEK 3.2 million under the above assumptions.

Delivery of shares under Board LTIP 2021

In order to ensure the delivery of shares under Board LTIP 2021, the nomination committee proposes that the annual general meeting resolves to issue warrants in accordance with item 15b below.

Proposal regarding issue of warrants (item 15b)

In order to ensure the delivery of shares under Board LTIP 2021, the nomination committee proposes that the annual general meeting resolves to issue not more than 32,000 warrants, whereby the Company’s share capital can increase by not more than SEK 1,280 in accordance with the following:

1.	The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only vest with Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics AB (publ). The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of Board LTIP 2021. Nefecon AB shall be entitled to transfer the warrants to participants of Board LTIP 2021, or a financial intermediary in connection with the exercise of Share Awards.

2.	The warrants shall be issued free of charge and shall be subscribed for on a subscription list no later than 1 July 2021. The Board of Directors may extend the subscription period.

3.	The detailed terms of the warrants are set out in the complete proposal which is kept available to the shareholders in accordance with the below.

4.	The exercise price for subscription for shares based on the warrants shall correspond to the share’s quota value.

5.	The CEO shall be authorized to make such minor adjustments that may be necessary in connection with the registration of the new issue.

6.	Notification of subscription of shares by the exercise of Warrants can be made from and including the day of registration of the Warrants with the Swedish Companies’ Office up until and including 31 December 2024.

7.	Shares which are issued following subscription shall entitle to participation in the distribution of profits for the first time on the nearest record date occurring after the subscription has been exercised.

Equity swap agreement with a third party (item 15c)

Should the majority requirement for item 15b above not be met, the nomination committee proposes that the annual general meeting resolves that Board LTIP 2021 shall instead be hedged so that Calliditas Therapeutics can enter into an equity swap agreement with a third party on terms in accordance with market practice, whereby the third party in its own name shall be entitled to acquire and transfer shares of Calliditas Therapeutics to the participants.

Item 16 – Resolution on the introduction of an incentive program for the company’s management and key personnel

The Board of Directors of Calliditas Therapeutics proposes the introduction of a long-term incentive program for the company’s management and key personnel (including employees and consultants) in accordance with the following. The Board of Directors proposes that the annual general meeting resolves to implement a long-term incentive program for management and key personnel (including employees and consultants) in Calliditas Therapeutics (“ESOP 2021”) in accordance with items 16a – 16b below. The resolutions under items 16a – 16b below are proposed to be conditional upon each other. Should the majority requirement for item 16b below not be met, the Board of Directors proposes that Calliditas Therapeutics shall be able to enter into an equity swap agreement with a third party in accordance with item 16c below and resolutions under items 16a and 16c shall then be conditional upon each other.

ESOP 2021 is a program under which the participants will be granted, free of charge, stock options to acquire shares in Calliditas Therapeutics (“Options”), subject to vesting over a three-year period in accordance with the below. The Board of Directors proposes that a maximum of 1,500,000 Options are allocated to the participants.

Proposal for resolution on adoption of a long-term incentive program for the company’s management and key personnel (item 16a)

The rationale for the proposal

ESOP 2021 is intended for members of management and key personnel (including employees and consultants) in Calliditas Therapeutics. The Board of Directors of Calliditas Therapeutics believes that an equity-based incentive program in the form of stock options is a central part of an attractive and competitive remuneration package in order to attract, retain and motivate competent members of management and key personnel (including employees and consultants) in Calliditas Therapeutics, and to focus the participants on delivering exceptional performance which contributes to value creation for all shareholders.

The proposed program is key for the company’s ability to attract, retain and motivate competent key persons in the US as well as in Europe in order to scale up the company’s operations and commercial function to prepare for a potential market launch. Calliditas is in a critical phase of developing its lead asset Nefecon. During the fourth quarter of 2020, the company reported positive clinical data from its phase 3 study NefIgArd and in March 2021, the company submitted a filing for market approval in the US. Currently the company are preparing for a commercial launch for Nefecon in the US. This will involve, among many things, growing the current organization by initiating the recruitment of a full commercial organization in the US. When recruiting experienced personnel and other key employees in the US and Europe it will be important for Calliditas to be able to offer attractive compensation terms. A competitive equity-based incentive program will be a key component in order to be able to attract and retain highly skilled and experienced individuals as Calliditas prepares for the commercial launch.

The Board of Directors of Calliditas Therapeutics believes that ESOP 2021 will fortify the alignment of the interests of the participants and the interests of the shareholders. ESOP 2021 is adapted to the current position and needs of Calliditas Therapeutics. The Board of Directors is of the opinion that ESOP 2021 will increase and strengthen the participants’ dedication to Calliditas Therapeutics’ operations, improve company loyalty and that ESOP 2021 will be beneficial to both the shareholders and Calliditas Therapeutics.

Conditions for Options

The following conditions shall apply for the Options.

1.	The Options shall be granted free of charge to the participants.

2.	The Board of Directors shall resolve upon the allocation of Options between the date of the annual general meeting 2021 and the date of the annual general meeting 2022 (with each respective granting falling on a “Grant Date”).

3.	Each Option entitles the holder to acquire one share in Calliditas Therapeutics for a pre-determined exercise price. The exercise price will correspond to 115 percent of the volume weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm during the ten trading days preceding the Grant Date.

4.	The Options shall vest over a three-year period, with 20 percent on the first anniversary of the Grant Date, with an annual vesting of 40 percent during the second year after the Grant Date, and with an annual vesting of 40 percent during the third year after the Grant Date, and thereafter be exercisable, provided that the holder, with certain exceptions, still is employed by Calliditas Therapeutics (or, in the case of consultants, still provides services to Calliditas Therapeutics).

5.	Following the expiry of the vesting period, the Options may be exercised during a one-year period.

6.	The number of Options shall be subject to customary re-calculation, for example in the event that changes occur in Calliditas Therapeutics’ equity capital structure, such as a bonus issue, merger, rights issue, share split or reverse share split, reduction of the share capital or similar measures.

7.	The Options are non-transferable and may not be pledged.

8.	The Options may be granted by the parent company as well as any other company within the Calliditas group.

9.	In the event of a public take-over offer, significant asset sale, liquidation, merger or any other such transaction affecting Calliditas Therapeutics, the Options will vest in their entirety following the completion of a change of control.

Allocation

The right to receive Options shall accrue to up to 50 employees or consultants of the company. The Board of Directors may grant Options, on one or several occasions, between the date of the annual general meeting 2021 and the date of the annual general meeting 2022. The maximum number of Options that may be allocated to the participants under ESOP 2021 is 1,500,000.

The maximum allocation per individual in each category shall be 300,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

Preparation, administration and the right to amend the terms of the Options

The Board of Directors is responsible for preparing the detailed terms and conditions of ESOP 2021, in accordance with the above-mentioned terms and guidelines. To this end, the Board of Directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for Calliditas Therapeutics based on foreign tax regulations. The Board of Directors may also make other adjustments if significant changes in Calliditas Therapeutics or its environment would result in a situation where the adopted terms and conditions of ESOP 2021 no longer serve their purpose.

Preparation of the proposal

ESOP 2021 has been initiated by the Board of Directors of Calliditas and has been structured based on an evaluation of prior incentive programs and market practice for comparable European (including Swedish) and American listed companies. ESOP 2021 has been prepared by the Remuneration Committee and reviewed by the Board of Directors.

Dilution

Subject to certain recalculation conditions, the maximum number of shares that may be issued under ESOP 2021 is 1,500,000, which corresponds to a dilution of approximately 2.8 percent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to already allocated warrants under the company’s outstanding incentive programs, the maximum dilution amounts to approximately 8.1 percent on a fully diluted basis.

The dilution is expected to have a marginal effect on the company’s key performance indicator “Earnings (loss) per share”.

Information about Calliditas Therapeutics’ existing incentive programs can be found on Calliditas Therapeutics’ website, www.calliditas.se/en/, under “Remuneration” as well as in the company’s annual report.

Scope and costs of the program

ESOP 2021 will be accounted for in accordance with “IFRS 2 – Share-based payments”. IFRS 2 stipulates that the Options shall be expensed as personnel costs over the vesting period. Personnel costs in accordance with IFRS 2 do not affect the company’s cash flow. Social security costs will be expensed in the income statement according to UFR 7 during the vesting period.

Assuming a share price at the time of allocation of Options of SEK 115.74, an annual increase in the share price of 15 percent and that all Options are allocated up-front under the assumptions set out under “Dilution” above, the average annual cost for Calliditas Therapeutics to IFRS 2 is estimated to approximately SEK 11.1 million per year before tax. The average annual social security costs over the vesting period are estimated to approximately a total of SEK 10.1 million, based on the above assumptions, that all Options are fully vested and social security costs of 31.42 percent. It is envisaged that the social security costs associated with ESOP 2021 will be covered by the cash received from the participants at exercise of Options. If necessary, social security costs will be covered by hedging measures through the issue of warrants (see item 16b below) which would be exercised by a financial intermediary in connection with the exercise of the Options. In either case, the social security costs associated with ESOP 2021 will be fully covered and will hence not affect the company’s cash flow.

The total cost of ESOP 2021, including all social security costs, is estimated to amount to approximately SEK 66.2 million under the above assumptions.

The costs associated with ESOP 2021 are expected to have a marginal effect on Calliditas’ key performance indicator “Expenses relating to R&D/operating expenses”.

Delivery of shares under ESOP 2021

In order to ensure the delivery of shares under ESOP 2021 and if necessary for hedging of social security costs, the Board of Directors proposes that the annual general meeting resolves to issue and use warrants in accordance with item 16b below.

Proposal regarding issue of warrants (item 16b)

In order to ensure the delivery of shares under ESOP 2021, and for hedging of social security costs, the Board of Directors proposes that the annual general meeting resolves to issue not more than 1,500,000 warrants (which include warrants to potentially hedge social security costs), whereby the company’s share capital could be increased by not more than SEK 60,000.

The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only be granted Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics. The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of ESOP 2021. Nefecon AB shall be entitled to transfer the warrants to participants or a financial intermediary in connection with exercise.

The warrants shall be issued free of charge. The exercise price for subscription for shares based on the warrants shall correspond to the share’s quota value.

Equity swap agreement with a third party (item 16c)

Should the majority requirement for item 16b above not be met, the Board of Directors proposes that the annual general meeting resolves that ESOP 2021 instead shall be hedged through an equity swap agreement with a third party on terms in accordance with market practice, whereby the third party in its own name shall be entitled to acquire and transfer shares of Calliditas Therapeutics to the participants.

Item 17 – Resolution to authorize the Board of Directors to issue new shares

The Board of Directors proposes that the annual general meeting resolves to authorize the Board of Directors to, at one or several occasions and for the period up until the next annual general meeting, increase the company’s share capital by issuing new shares. Such share issue resolution may be carried out with or without deviation from the shareholders’ preferential rights and with or without provisions for contribution in kind, set-off or other conditions. The authorization may only be utilized to the extent that it corresponds to a dilution of not more than 20 percent of the total number of shares outstanding at the time of the general meeting’s resolution on the proposed authorization.

The purpose of the authorization is to increase the financial flexibility of the company and the general flexibility of the Board of Directors. Should the Board of Directors resolve on an issue with deviation from the shareholders’ preferential rights, the reason for this shall be to finance an acquisition of operations, to procure capital to finance the development of projects or to commercialize the company’ s products. Upon such deviation from the shareholders’ preferential rights, the new issue shall be made at market terms and conditions.

The CEO shall be authorized to make such minor adjustments to this resolution that may be necessary in connection with the registration.

Item 18 – Resolution to amend the articles of association

The Board of Directors proposes that the annual general meeting resolves to amend the articles of association. A new section 9 is proposed in the articles of association which allows the Board of Directors to collect powers of attorney in accordance with the procedures described in Chapter 7, Section 4, second paragraph of the Swedish Companies Act (2005:551) and to decide that the shareholders may be permitted to exercise their voting rights by post prior to the shareholders’ meetings. As a consequence, the numbering of the following sections is updated accordingly. The Board of Directors also proposes minor adjustments in the articles of association due to legislative changes. The proposed wording is set out below:

The CEO shall be authorized to make such minor adjustments to this resolution that may be necessary in connection with the registration.

1 § Business name

The business name of the company is Calliditas Therapeutics AB. The company is a public company (publ).

8 § Participation in shareholders’ meetings

Shareholders who wish to participate at a shareholders’ meeting shall be registered as shareholders on a transcript of the entire share register as stipulated in Chapter 7, Section 28, third paragraph of the Swedish Companies Act (2005:551) and shall also provide notification of their intention to attend the meeting no later than on the date stipulated in the notice convening the shareholders’ meeting. The latter mentioned day must not be a Sunday, any other public holiday, Saturday, Midsummer’s Eve, Christmas Eve or New Year’s Eve and must not be more than the fifth weekday prior to the meeting. If a shareholder wishes to be joined by proxy (not more than two proxies) at the shareholders’ meeting, the number of proxies must be stated in the notice of participation.

9 § Collection of power of attorneys and postal voting

The Board of Directors may collect powers of attorney in accordance with the procedure described in Chapter 7, Section 4, second paragraph of the Swedish Companies Act (2005:551). The Board of Directors has the right before a shareholders’ meeting to decide that shareholders shall be able to exercise their right to vote by post before the shareholders’ meeting.

Majority requirements

A resolution in accordance with item 15b and 16b above requires approval of at least nine tenths (9/10) of the shares represented and votes cast at the annual general meeting. Resolutions in accordance with items 17 and 18 above requires approval of at least two thirds (2/3) of the shares represented and votes cast at the annual general meeting.

Other information

The annual report and the auditor’s report for the financial year 2020, proxy form and advance voting form, the remuneration report and other supporting documents for the general meeting, including complete proposals and statements from the Board of Directors, as well as the statement from the auditor pursuant to Chapter 8, Section 54 of the Swedish Companies Act (2005:551) will be available to the shareholders at the company’s office on Kungsbron 1 C8, SE-111 22 Stockholm, Sweden, and on the company’s webpage www.calliditas.se/en/, no later than 6 May 2021. The nomination committee’s proposal and motivated statement will be available on the address stated above as well as on the website stated above no later than four weeks before the general meeting.

Copies of the documents will be sent to the shareholders who so request and who inform the company of their postal address.

For information on how your personal data is processed, see the integrity policy that is available at Euroclear’s webpage

www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Stockholm, April 2021

Calliditas Therapeutics AB (publ)

The Board of Directors

This is an in-house translation of the Swedish original wording. In case of differences between the English translation and the Swedish original, the Swedish text shall prevail.

For further information, please contact:

Mikael Widell, Investor relations

Email: mikael.widell@calliditas.com

Telephone: +46 703 11 99 60

The information was submitted for publication, through the agency of the contact person set out above, at 12:00 pm CEST on April 26, 2021.

About Calliditas

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of adults with the autoimmune renal disease primary IgA nephropathy (IgAN), for which there is a high unmet medical need and there are no approved treatments. Calliditas has recently read out topline data from Part A of its global Phase 3 study in IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is also planning to start clinical trials with NOX inhibitors in primary biliary cholangitis and head and neck cancer in 2H 2021. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.